Exhibit 99.25

HEADWATERS INCORPORATED

2005 LONG-TERM INCENTIVE PLAN

PERFORMANCE UNIT AWARD AGREEMENT

[Employee’s Name]

Headwaters Incorporated (the “Company”) has granted you a Performance Unit award (“Award”) under the 2005 Headwaters Incorporated Long-Term Incentive Plan (the “Plan”), subject to the following terms and conditions of this agreement (the “Agreement”). Each of the capitalized terms herein shall have the meaning given it by the Plan except if the context of such term clearly assumes a different meaning.

Date of Grant	30 October 2008

Number of Performance Units Covered By this Award	[Participant’s Divisional Free Cash Flow Goal divided by 1000]

1. Grant of Award. The Company has granted you the above-listed number of Performance Units, subject to the provisions of this Agreement and the Plan. This Agreement supersedes and replaces the Long-Term Incentive Cash Bonus Agreement dated on or about April 2, 2008, which has been terminated. The Award is intended to be subject to the attainment of Performance Criteria as defined in the Plan and to qualify for exemption as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”).

2. Payment Upon Achievement of Performance Goal. Each Performance Unit shall entitle you to a cash incentive payment under the Plan upon the achievement of the following Performance Goal milestones by your business unit at any time during the Performance Period, as certified by the Committee, subject to possible decrease or elimination as provided in this Agreement and your continued Service:

For the [Participant’s Division] business unit, Free Cash Flow, totaling [Participant’s Divisional Free Cash Flow Goal] accumulated from 1 October 2008 forward, measured as of the end of each fiscal year. For purposes of this Award, Free Cash Flow is defined as operating income plus depreciation and amortization, less capital expenditures, each as determined from the Company’s financial statements.

(a) Payment Amount. Subject to the terms and conditions of this Agreement, the amount of $1,000 shall be payable to you with respect to each Performance Unit.

(b) Performance Period. For purposes of this Award, the Performance Period shall be the period beginning 1 October 2008 and ending as of the conclusion of the fiscal year when 100% of the Performance Goal is achieved.

3. Vesting. The Performance Units shall vest according to the following milestone schedule as of the end of the fiscal year in which the milestones are achieved, as certified by the Committee, subject to possible decrease or elimination as provided in this Agreement and your continued Service:

Milestone 1: 20% of Performance Goal	Performance Units vesting: 5%

Milestone 2: 40% of Performance Goal	Performance Units vesting: 10%

Milestone 3: 60% of Performance Goal	Performance Units vesting: 20%

Milestone 4: 100% of Performance Goal	Performance Units vesting: 50%

Milestone 5: Continued Service through the end of the fiscal year following the fiscal year in which 100% of Performance Goal is achieved	Performance Units vesting: 15%

4. Form of Payment. The vested Performance Units shall be settled solely in cash and be paid to you, or in the event of death, to your estate or to the persons who have acquired by will or by law the right to such amounts, as determined in the sole discretion of the Committee.

5. Time of Payment. Payment for the vested Performance Units shall be made during the calendar year that begins after the last day of the fiscal year in which the Performance Goal milestones are achieved and no later than 120 days following the time of the certification by the Committee of the achievement of the Performance Goal milestones and the amount payable for the Performance Units.

6. Tax Withholding. The cash payment in settlement of your vested Performance Units shall be subject to applicable tax withholdings.

7. Term of Award. This Award shall have a term (the “Term”) beginning on the commencement of the Performance Period and ending at the end of the fiscal year following the fiscal year in which 100% of the Performance Goal is achieved; provided, however, that the Term of the Award shall not exceed 20 years.

8. Retirement, Death, Disability, Change of Control, and Termination. In the event of (i) your termination of Service due to retirement on or after attaining age 60 with at least five years Service, (ii) termination of Service due to your death or Disability, or (iii) Change of Control prior to your termination of Service, then:

—you shall remain eligible for payment with respect to the Performance Goal milestones achieved for the most recently completed fiscal year during the Term prior to your termination of Service, to the extent not already paid, subject to the provisions of this Agreement otherwise applicable (including possible decrease or elimination as provided in Section 11 and the time for payment set forth in Section 5); and

—you shall also remain eligible for payment with respect to the Performance Goal milestones achieved for the fiscal year during the Term during which your termination of Service occurs, subject to pro rata reduction for the portion of the fiscal year following your termination of Service, and subject to the provisions of the Agreement otherwise applicable (including possible decrease or elimination as provided in Section 11 and the time for payment set forth in Section 5).

9. Voluntary or Involuntary Termination. If your Service is terminated voluntarily or involuntarily for any reason other than due to your retirement as provided above or your death or Disability, and no Change in Control has occurred before the termination of Service, then the Performance Units shall immediately be forfeited, and your rights with respect to the Performance Units and any payment with respect thereto shall terminate; provided, however, that you shall remain eligible for payment with respect to the Performance Goal milestones achieved for the most recently completed fiscal year during the Term prior to your termination of Service, to the extent not already paid, subject to the provisions of this Agreement otherwise applicable (including possible decrease or elimination as provided in Section 11 and the time for payment set forth in Section 5).

10. Transfer of Award. The Performance Units shall not be transferable, except by will or the laws of descent and distribution. Any other attempt to transfer or dispose of the Performance Units shall be null and void and unenforceable.

11. Discretionary Authority of Committee. This Award is granted under the Plan and will be administered by the Committee which shall have discretionary authority to interpret and administer the Award. The Committee shall have the discretionary authority to determine the extent to which the Performance Goal and milestones have been achieved, to decrease or eliminate the amounts otherwise payable under the Performance Units with respect to the Performance Goal and milestones that have been achieved, to adjust the Performance Goal as the Committee deems appropriate for Special Items as permitted under the Plan, to terminate this Award at any time, and to make all other determinations and take such other actions with respect to the Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law, including the requirements applicable to awards intended to qualify for exemption under Section 162(m) of the Code. The Committee shall not have the authority to increase the amount payable under the Performance Units except as otherwise provided herein and in the Plan. The determinations of the Committee shall be final and binding on all persons.

12. Plan Terms Govern. The grant of the Performance Units and the settlement of earned Performance Units are subject to the provisions of the Plan and any rules that the Committee may prescribe. In the event of any conflict between the terms of the Plan and the terms of this Agreement, the terms of the Plan shall control.

13. Limitations. Nothing in this Agreement or the Plan shall be construed to give you any right to continue in the employ of the Company or any of its Affiliates or to interfere in any way with the right of the Company or any of its Affiliates to terminate your employment at any time. The distribution of any cash in settlement of the Performance Units is not secured by a trust, insurance contract or other funding medium, and you shall not have any interest in any fund or specific asset of the Company by reason of this Award or the bookkeeping account established on your behalf.

14. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of the Agreement which shall remain in full force and effect. Moreover, if any provision is found to be excessively broad in duration, scope or covered activity, the provision shall be construed so as to be enforceable to the maximum extent compatible with applicable law.

15. Integration. This Agreement and the Plan constitute the entire understanding and agreement of the Company and you with respect to the subject matter contained herein or therein and supersede any prior agreements, understandings, representations or warranties between the Company and you with respect to such subject matter.

16. Compliance with Applicable Laws, Regulations and Rules and the Company’s Policies. In accepting the Award, you agree to comply with all applicable laws, regulations and rules of governing state and federal governmental agencies as well as the applicable regulations and rules of any stock exchange on which the securities of the Company are traded, and any policies as now or hereafter established by the Company, with regard to the Award. You acknowledge and agree that you may be required to disgorge any and all gains and payments under the Award to the extent required by applicable laws, stock exchange regulations and rules, and the policies of the Company. This Award and this Agreement are intended to comply with the provisions of Section 409A of the Code and shall be interpreted in a manner consistent with the requirements of such law to the extent applicable. This Award and this Agreement may be unilaterally amended by the Committee to the extent required to comply with the requirements of Section 409A.

By your signature and the signature of the Company’s representative below, you and the Company consent to the foregoing and agree that this Award is granted under and governed by the terms and conditions of this Agreement and the Plan, which you acknowledge having received and which is made a part of this Agreement. If you would like to receive another copy of the Plan by email, contact Amie Loftus at aloftus@headwaters.com, 801/984-9438 or another member of the legal department.

GRANTEE	HEADWATERS INCORPORATED

Signature	Name: Kirk A. Benson
Title: Chief Executive Officer
Name Printed

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